August 27, 2024

Xiaohao Tan
Chief Executive Officer
Ezagoo Ltd
Rm 205, 2/F, Building 17 , Yard 1
Li Ze Road , Feng Tai District
Beijing 100073, People's Republic of China

       Re: Ezagoo Ltd
           Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2023
           Filed April 8, 2024
           File No. 333-228681
Dear Xiaohao Tan:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1. Business, page 1

1. Please amend your annual report to disclose prominently in Item 1 of the report that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company, and explain what the VIE entails. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Describe all contracts and
 August 27, 2024
Page 2

       arrangements through which you claim to have economic rights and exercise control that
       results in consolidation of the VIE   s operations and financial results
into your financial
       statements, and the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting
       purposes. Provide a diagram of the company   s corporate structure,
identifying the person
       or entity that owns the equity in each depicted entity. Also provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Please amend your annual report to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority
of the company   s
       operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       Your disclosure should address how recent statements and regulatory
actions by China   s
       government, such as those related to the use of variable interest entities and data security
       or anti-monopoly concerns, have or may impact the company   s ability to
conduct its
       business, accept foreign investments, or list on a U.S. or other foreign exchange. Please
       disclose the location of your auditor   s headquarters and whether and
how the Holding
       Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
       Act, 2023, and related regulations will affect your company.
3. Please amend your annual report to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms
       such as    we    or    our    when describing activities or functions of
a VIE. For example,
       disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors hold an interest. Also discuss the applicable laws and regulations in Hong Kong, such as the enforceability of civil
       liabilities in Hong Kong and China   s Enterprise Tax Law as well as the
related risks and
       consequences. Disclose how regulatory actions related to data security or anti-monopoly
       concerns in Hong Kong have or may impact the company   s ability to
conduct its business,
       accept foreign investment or list on a U.S./foreign exchange.
4. Please amend your annual report to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or
 August 27, 2024
Page 3

       distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please amend your disclosure here and in the risk factor on page 19 to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong
       Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
       PRC government to transfer cash or assets. Provide cross-references to these other discussions. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your risk factors, as well. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies in Item 1, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
5. Please amend your annual report to disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State in this section whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China
       Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
       or any other governmental agency that is required to approve the VIE   s
operations, and
       state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the
VIE: (i) do not
       receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. We note that the VIE constitutes a material part of your consolidated financial statements.
       Please amend your annual report to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the
       VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the
       VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. August 27, 2024
Page 4

7. Please amend your annual report to add to Item 1 of the report a new separate section with
       the heading    Enforceability.    The section should identify by name
each of your directors
       and executive officers who are located in the PRC/Hong Kong and provide information consistent with Item 101(g) of Regulation S-K.
Item 1A. Risk Factors
If the Chinese government determines that our corporate structure does not comply with Chinese regulations..., page 13

8. We note your disclosure here that your corporate structure currently does not contain any
       VIEs. However, we note your disclosure elsewhere that Beijing Ezagoo Zhicheng Internet
       Technology Limited is considered to be a VIE. Please reconcile this disclosure and amend your annual report to revise your risk factors here and elsewhere as applicable to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the
       VIEs that conduct all or substantially all of your operations.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 28

9. The disclosure under this heading appears to be in regard to management's annual report on internal control over financial reporting pursuant to Item 308(a) of Regulation S-K.
       Please revise the heading accordingly. Additionally, please revise to provide disclosure regarding your assessment of your disclosure controls and procedures pursuant to Item
       307 of Regulation S-K.
Signatures, page 37

10. We note here Xin Yang is signing as your Chief Financial Officer, however for the 302 and 906 certifications in exhibits 31.2 and 32.2, respectively, Yibo Li is signing as your Chief Financial Officer. We further note in note 1 to the financial statements you disclose on August 28, 2023 Xin Yang ceased to be the Chief Financial Officer and Yibo
       Li became the Chief Financial Officer. Please amend your filing for the correct name of your Chief Financial Officer as appropriate.
 August 27, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services